SECURIAN FINANCIAL GROUP, INC.
400 Robert Street North
St. Paul, MN 55101-2098
www.securian.com
651.665.3500

                                                          [SECURIAN LETTERHEAD]


April 15, 2009



Ms. Ellen J. Sazzman
Senior Counsel
Office of Insurance Products
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549-4644


Re:  Variable Annuity Account                         SENT VIA FAX: 202-772-9285
     Minnesota Life Insurance Company
     Registration Statement on Form N-4
     File Nos.  333-91784 MOA Advisor;
                333-140230 MOA Extra;
                333-111067 Waddell & Reed Annuity;
                333-136242 MOA Legend


Dear Ms. Sazzman:

Below are responses to the comments you provided in our telephone conversation of April 13, 2009. Your comment is summarized in bold and followed by our response. All of the references are to File No. 333-136242, which was the registration statement that you used in your review, except as specifically noted.

The changes referenced below are shown on hand-marked copies of the relevant pages of the typeset registration statement which are attached to this letter. These revisions will be incorporated into the registration statement via Post-Effective Amendment once I have received your approval to do so.

COMMENTS APPLICABLE TO FILE NOS. :     333-91784 MOA ADVISOR;
                                       333-140230 MOA EXTRA;
                                       333-111067 WADDELL & REED ANNUITY;
                                       333-136242 MOA LEGEND

1. PLEASE CONFIRM THAT THE NAMES SHOWN ON THE COVER PAGES CORRESPOND TO THE EDGAR CLASS IDENTIFIERS.

   Response: This confirms for the Staff that the names shown do, and will continue to, correspond to the EDGAR class identifiers.

2. PLEASE DISCLOSE ANY TYPES OF GUARANTEES WHICH ARE PROVIDED BY THE CONTRACT(S) WHICH ARE MADE BY THIRD PARTIES.

   Response: This confirms for the Staff that there are no third parties providing guarantees under the contract.

3. PLEASE PROVIDE UPDATED TOTAL FUND OPERATING EXPENSE INFORMATION AS SHOWN ON PAGE 10 OF FILE NO. 333-136242.

   Response: Attached please find a marked copy of pages 10 and 11 showing the updated information.

4. PLEASE CLARIFY FOR THE STAFF, AND TO THE EXTENT NECESSARY ANY
   DISCLOSURE, THE "AUTOMATED ELECTRONIC TRANSMISSION" REFERENCED ON PAGE 17.

   Response: As background, Item 10 of Form N-4 requires disclosure of "the procedures for purchasing a variable annuity contract." The identified disclosure describes an automated administrative process designed to facilitate the sale of annuities whereby the depositor and broker-dealer agree to conduct new annuity business electronically (sometimes referred to as "straight-through-processing").

   In particular, "automated electronic transmission" refers to a process
   (also known as "annuity order entry") whereby contract application data is input into a computer. After the data has been captured and processed, forms in the depositor's annuity application package are automatically filled out, any distributor-required forms are automatically filled out, application data is transmitted directly to the depositor and broker-dealer, and copies of application forms are printed for execution by the applicant.

   Part of the annuity order entry process involves a broker-dealer obtaining consent of the applicant to conduct business electronically. In addition, the same annuity sales procedures (e.g., suitability determination, prospectus delivery, etc.) continue to apply. As of December 2008, approximately 40 states had approved use of an electronic annuity application form.

   This disclosure is also consistent with other firm's prospectuses on this point and no further revisions have been incorporated.

5. PLEASE CLARIFY WHETHER THE ANNUITY OPTION REFERENCED ON THE BOTTOM OF PAGE 35 IS INTENDED TO REPLACE THE OTHER ANNUITY OPTIONS (I.E., ANNUITY OPTIONS 1 THROUGH 4) OR WHETHER THIS OPTION IS ADDITIONAL.

   Response: This confirms our discussion that the annuity option described is additional to those described in annuity option 1 through 4, for those contracts which have elected a living benefit. As we discussed we have added some additional disclosure to better clarify this point.

6. PLEASE ADD THE TWO SENTENCES WHICH ARE INCLUDED AT THE TOP OF PAGE 36 INTO THE RELEVANT SECTIONS CONTAINED IN EACH LIVING BENEFIT RIDER DESCRIPTION.

   Response: This confirms for the Staff that the sentences will be included on pages 52, 57 and 64, as shown on the attached.

7. PLEASE CONFIRM THAT THE ASSUMED INVESTMENT RETURN (AIR) SHOWN ON PAGE 36 IS THE ACTUAL OR CURRENT RATE; AND WHERE IT WAS DERIVED FROM.

   Response: This confirms for the Staff that the AIR shown on page 36 is the actual rate used. It is used to calculate the initial variable annuity payment amount, which is then used to determine the number of payment units. The AIR is used in the initial calculation and then each future payment substitutes the impact of the assumed investment return with the actual performance of the underlying funds. Some jurisdictions impose maximum limitations on the AIR which may be used and some jurisdictions have no limitation. Some companies also offer multiple AIRs, generally ranging between 3% and 5%. The rate shown is the rate that is used by Minnesota Life. There is no client choice in the amount which is used. It is contractual. No further edits have been made to the disclosure as this language is taken directly from the contract form which discusses how the annuity payment is calculated.

8. LIKE THE PREVIOUS COMMENT PLEASE CONFIRM THAT THE REFERENCE TO ASSUMED INVESTMENT RETURN (AIR) SHOWN ON PAGE 37 IS THE ACTUAL OR CURRENT RATE; AND TO THE EXTENT NECESSARY CLARIFY IT USAGE.

    Response: As noted in the response to comment #7, the AIR is the actual rate which is used to calculate the initial annuity payments and annuity units. The reference on this page to the AIR is a reference to the calculation described on the previous page for the first annuity payment. The language used here is taken directly from the contract form which describes the calculations and therefore it has not been revised further.

9. PLEASE ADD DISCLOSURE SIMILAR TO THE FOLLOWING TO THE APPROPRIATE SECTION OF THE PROSPECTUS REGARDING THE GENERAL ACCOUNT.

    - THE GENERAL ACCOUNT IS NOT SEGREGATED OR INSULATED FROM THE CLAIMS OF INSURANCE COMPANY CREDITORS;
    - INVESTORS LOOK TO THE FINANCIAL STRENGTH OF THE INSURANCE COMPANY FOR ITS INSURANCE GUARANTEES;
    - GUARANTEES PROVIDED BY THE INSURER AS TO THE BENEFITS PROMISED IN THE CONTRACT ARE SUBJECT TO THE CLAIMS PAYING ABILITY OF THE INSURER AND ARE SUBJECT TO THE RISK THAT THE INSURER MAY DEFAULT ON ITS OBLIGATIONS UNDER THOSE GUARANTEES.

    Response: This confirms for the Staff that the following disclosure has been added to page 73:

      The general account is not segregated or insulated from the claims of insurance company creditors. Investors look to the financial strength of the insurance company for its insurance guarantees. Guarantees provided by the insurance company as to the benefits promised in the contract are subject to the claims paying ability of the insurance company and are subject to the risk that the insurance company may default on its obligations under those guarantees.

10. PLEASE CONFIRM THAT THERE ARE NO MATERIAL CHANGES TO THE STATEMENT OF ADDITIONAL INFORMATION (SAI).

    Response: This confirms for the Staff that no material changes have been included in the SAI.

11. PLEASE INCLUDE UPDATED FINANCIAL STATEMENTS AND EXPENSE INFORMATION.

    Response: This confirms for the Staff that updated financial statements and expense information will be included in the post-effective amendment to be filed in late April which will also include revisions made in response to the Staff comments.

12. PLEASE INCLUDE TANDY REPRESENTATIONS.

    Response: This confirms for the Staff that the applicable Tandy representations will be included in the post-effective amendment to be filed in late April which will also include revisions made in response to the Staff comments.

COMMENTS APPLICABLE TO FILE NO. 333-140230 (MOA EXTRA) ONLY:
------------------------------------------------------------

1. PLEASE CONFIRM FOR THE STAFF THAT THE RECAPTURE PROVISIONS DESCRIBED ON PAGE 35 REGARDING FULL AND PARTIAL ANNUITIZATION ARE CONSISTENT WITH THE EXEMPTIVE RELIEF WHICH WAS GRANTED TO MINNESOTA LIFE. PLEASE CITE THE FILE NUMBER AND THE PARAGRAPH REFERENCE FROM THE ORDER.

    Response: This confirms for the Staff that the recapture provisions described on page 35 of File No. 333-140230, are consistent with the relief granted to Minnesota Life. The relevant file number is 812-13365; the Order is dated September 25, 2007; and the paragraphs describing this approach in the application were numbered paragraphs 22, 23, 24 and the Conclusion. The Order granted all relief requested.


If you have any questions, please contact me. If there are no further questions on these responses, please advise and I will proceed to incorporate the necessary items in our post-effective amendment. Thank you.


Sincerely,
/s/ Michael P. Boyle
--------------------
Michael P. Boyle
Senior Counsel
Minnesota Life Insurance Company
(651) 665-3708

SECURIAN FINANCIAL GROUP, INC.
400 Robert Street North
St. Paul, MN 55101-2098
www.securian.com
651.665.3500

                                                          [SECURIAN LETTERHEAD]

April 17, 2009



Ms. Ellen J. Sazzman
Senior Counsel
Office of Insurance Products
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549-4644

Re:  Variable Annuity Account                         SENT VIA FAX: 202-772-9285
     Minnesota Life Insurance Company
     Registration Statement on Form N-4
     File Nos.  333-91784 MOA Advisor;
                333-140230 MOA Extra;
                333-111067 Waddell & Reed Annuity;
                333-136242 MOA Legend


Dear Ms. Sazzman:

Below are responses to the follow up comments you provided in our telephone conversation of April 16, 2009. Your comment is summarized in bold and followed by our response. All of the references are to File No. 333-136242, which was the registration statement that you used in your review, except as specifically noted.

The changes referenced below are shown on hand-marked copies of the relevant pages of the typeset registration statement which are attached to this letter. These revisions will be incorporated into the registration statement via Post-Effective Amendment once I have received your approval to do so.

COMMENTS APPLICABLE TO FILE NOS. :  333-91784 MOA Advisor;
                                    333-140230 MOA Extra;
                                    333-111067 Waddell & Reed Annuity;
                                    333-136242 MOA Legend

1.  PLEASE CLARIFY THE EDITS TO PAGE 19 REGARDING THE ELIMINATION OF OPTIONS.

    Response: As we discussed, contractowners which currently have the rider and have invested in one of these options are not impacted, unless they choose to allocate differently. In that case, they may only choose from the currently offered allocation options. We agreed that there would be no additional revisions required.

2. PLEASE PROVIDE ADDITIONAL CLARIFICATION TO THE LANGUAGE INCLUDED ON PAGE 17 REGARDING THE "AUTOMATED ELECTRONIC TRANSMISSION".

    Response: As discussed, we will include the revisions which are shown on the hand marked copy which is attached.

3.  PLEASE MAKE ADDITIONAL CLARIFICATION TO THE TEXT ON PAGES 36 AND 37

    Response: Attached please find a marked copy of pages 36 and 37 showing the revisions we discussed. We have included the reference to the 'net investment factor' definition. In addition, we have added additional language to better clarify subparagraph (c) of the section entitled
    ' Value of the Annuity Unit.'


If you have any questions, please contact me. If there are no further questions on these responses, please advise and I will proceed to incorporate the necessary items in our post-effective amendment. Thank you.


Sincerely,

/s/ Michael P. Boyle
--------------------
Michael P. Boyle
Senior Counsel
Minnesota Life Insurance Company
(651) 665-3708